FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	VERIZON WIRELESS AND RIM LAUNCH A NEW MODEL OF THE POPULAR BLACKBERRY CURVE 3G SMARTPHONE	4
2.	POPULAR SERIES CONTINUES WITH NEW BLACKBERRY CURVE 3G FROM SPRINT; ABLE TO BE UPDATED TO BLACKBERRY 6	3
3.	RIM UNVEILS THE BLACKBERRY PLAYBOOK	5
4.	RIM ANNOUNCES NEW BLACKBERRY ENTERPRISE APPLICATION DEVELOPMENT PLATFORM TO ACCELERATE CREATION OF “SUPER APPS” FOR BUSINESS	5
5.	RIM LAUNCHES NEXT GENERATION BLACKBERRY WEB APPLICATION PLATFORM, RELEASES CODE TO OPEN SOURCE COMMUNITY	4
6.	RIM AND WEBTRENDS TO LAUNCH FREE BLACKBERRY ANALYTICS SERVICE	3
7.	RIM LAUNCHES BLACKBERRY ADVERTISING SERVICE	3
8.	RIM ANNOUNCES BBM SOCIAL PLATFORM	3
9.	KOBO TO BE PRE-LOADED ON NEW BLACKBERRY PLAYBOOK	3
10.	RIM EXECUTIVES ADOPT AUTOMATIC SECURITIES DISPOSITION PLANS	2
11.	BLACKBERRY STYLE 9670, FEATURING COMPACT, FLIP FORM FACTOR, AVAILABLE NATIONWIDE EXCLUSIVELY FROM SPRINT BEGINNING ON OCT. 31	3
12.	NEW SDK FROM RIM ALLOWS DEVELOPERS TO CREATE ADOBE AIR APPLICATIONS FOR BLACKBERRY PLAYBOOK	4
13.	RIM INTRODUCES THE NEW BLACKBERRY BOLD 9780 SMARTPHONE	3

Document 1

FOR IMMEDIATE RELEASE                                                                           MEDIA CONTACTS:
September 14, 2010                                                                           Brenda Boyd Raney
Verizon Wireless
908.559.7518
Brenda.Raney@verizonwireless.com

RIM Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
212.336.7509
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

VERIZON WIRELESS AND RIM LAUNCH A NEW MODEL OF THE POPULAR BLACKBERRY CURVE 3G SMARTPHONE

Stylish 3G Addition to the Popular Curve Family Is Fast, Easy to Use,
Feature Rich, and BlackBerry 6 Ready

           BASKING RIDGE, N.J., and WATERLOO, Ontario – Verizon Wireless and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced a new 3G addition to the popular BlackBerry Curve family of smartphones.  Running on the nation’s largest and most reliable wireless voice and 3G data network, the new BlackBerry® Curve™ 3G smartphone (model 9330) will be available in business sales channels beginning Sept. 16.  It will be available online at www.verizonwireless.com and in Verizon Wireless Communications Stores in the coming weeks.Colors: Charcoal or Fuchsia Red

Key features and specifications:
•	Stylish new design (4.3” x 2.4” x .55” and 3.7 oz.) with face finished in a mirror-like trim; black, soft-touch sides; and textured back for a comfortable, secure feel in the hand

•	35-key full QWERTY backlit keyboard for fast, accurate typing and optical trackpad for easy and fluid navigation
•	Dedicated media keys integrated along the top of the smartphone, so music lovers can easily access their tunes while on the go
•	BlackBerry® Media Sync to easily sync music as well as photos with the smartphone*
•	512 MB Flash memory and microSD/SDHC slot that supports up to 32 GB memory cards for media storage
•
Built-in GPS with support for geo-tagging and location-based applications, including VZ Navigator®, which provides audible turn-by-turn directions to millions of points of interest and the option to share the directions with others

•
Built-in Wi-Fi® (802.11 b/g) for fast browsing; smooth music streaming; and the ability to talk on the phone while browsing the Web, instant message with BBM™ (BlackBerry® Messenger), and share location with friends on popular social networking sites

•	Camera with video recording (requires a separately sold microSD card)
•	Industry-leading BlackBerry e-mail and messaging capabilities
•	Easy mobile access to Facebook®, Twitter™, MySpace™ and Flickr® as well as popular instant messaging services
•	Support for BlackBerry App World™, featuring a broad and growing catalog of third-party mobile applications developed specifically for BlackBerry smartphones
•	Premium phone features, including voice-activated dialing, speakerphone, and Bluetooth® (2.1)

BlackBerry® 6 ready:
•
The BlackBerry Curve 3G smartphone ships with BlackBerry® 5 and is BlackBerry® 6 ready.  BlackBerry 6 is a new operating system for BlackBerry® smartphones that retains the trusted features that distinguish the BlackBerry brand while delivering a fresh and engaging experience that is both powerful and easy to use.  BlackBerry 6 is expected to be available for the BlackBerry Curve 3G, upon network certification, in the coming months.

Pricing and availability:
•
The BlackBerry Curve 3G smartphone (model 9330) will be available in business sales channels on Sept. 16, and it will be available online and in Verizon Wireless Communications Stores in the coming weeks for $29.99 after a $100 mail-in rebate with a new two-year customer agreement on a voice plan with an Email and Web feature or an Email and Web for BlackBerry plan.  Data plans for the BlackBerry Curve 3G smartphone begin at $29.99 when added to any Nationwide voice plan.  Customers will receive the mail-in rebate in the form of a debit card; upon receipt, customers may use the card as cash anywhere debit cards are accepted.

•
For more information on Verizon Wireless products and services, visit a Verizon Wireless Communications Store, call 1-800-2 JOIN IN or go to www.verizonwireless.com.  Business customers can contact their Verizon Wireless Business Sales Representative at 1-800-VZW-4BIZ.

•	To learn more about the new BlackBerry Curve 3G smartphone, visit www.blackberry.com/curve3G. For more information about BlackBerry 6, go to www.blackberry.com/6.

*Certain music files may not be supported, including files that contain digital rights management technologies.  Photo syncing is currently only available for Windows-based PCs.

# # #

About Verizon Wireless
Verizon Wireless operates the nation’s most reliable and largest wireless voice and 3G data network, serving more than 92 million customers. Headquartered in Basking Ridge, N.J., with 79,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE, NASDAQ: VZ) and Vodafone (LSE, NASDAQ: VOD).  For more information, visit www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as “expect”, “anticipate”, “estimate”,  “may”,  “will”, “should”, “intend”, “believe”, and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

                                                                      Document 2

Media Contact:
Natalie Papaj, Sprint
703-586-0048
Natalie.Lariviere@Sprint.com

 RIM Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Popular Series Continues with New BlackBerry Curve 3G from Sprint; Able to be updated to BlackBerry 6

New model of the popular BlackBerry Curve smartphone features a sleek, professional look with a chrome-like finish, textured battery door, more memory and two color options - Graphite Gray and Royal Purple

OVERLAND PARK, Kan. – Sept. 15, 2010 – Sprint (NYSE: S) and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the upcoming availability of BlackBerry® Curve™ 3G (model 9330), a new addition to the popular BlackBerry Curve family of smartphones. The new model offers Sprint customers a powerful, feature-rich handset at an easily affordable price.

BlackBerry Curve 3G will be available beginning Sunday, Sept. 26, through Sprint’s direct ship sales channels including Business Sales, Telesales (1-800-SPRINT1) and Web sales (www.sprint.com) for $49.99 with a new two-year service agreement, after a $100 mail-in rebate (taxes and surcharges excluded). It will then be available in all remaining Sprint sales channels beginning Sunday, Oct. 10.

The new BlackBerry Curve 3G smartphone features a sleek and professional look with its slim and lightweight form factor, textured battery door and a new chrome-like finish in Graphite Gray or Royal Purple. BlackBerry Curve 3G has 512MB Flash memory as well as a MicroSD/SDHC  slot that supports up to 32 GB memory cards for media storage.

This new smartphone ships with BlackBerry® 5 out of the box and is BlackBerry® 6 ready. BlackBerry 6 is a new operating system for BlackBerry® smartphones that will be available to Sprint BlackBerry Curve 3G customers in 2011. It retains the trusted features that distinguish the BlackBerry brand while delivering a fresh and engaging experience that is both powerful and easy to use. Key enhancements will include a new intuitive user interface, new Social Feeds application, WebKit browser and universal search.

“The BlackBerry Curve series continues to be a tremendous success,” said David Owens, vice president of Marketing for Sprint. “We are excited to offer this new model and then bring the new BlackBerry 6 operating system to it in 2011. BlackBerry Curve 3G offers the same value and form factor our customers have come to expect but it also provides key enhancements to stay productive and entertained with email messaging and the latest multimedia and social media features.”

BlackBerry Curve 3G offers many popular features including:
•	Convenient trackpad interface with full QWERTY keyboard
•	2.0 MP camera with support for video recording
•	Dedicated media keys to play, pause and skip songs
•	Wi-Fi®: 802-11 B/G and GPS
•	Visual Voicemail
•	512 MB Flash memory plus a MicroSD/SDHC slot for up to 32 GB of media storage, 2GB card included

“The new BlackBerry Curve 3G is an extremely attractive, approachable and affordable handset that provides a perfect choice for Sprint customers who are looking for a user-friendly 3G smartphone to help them make the most of their day,” said David J. Smith, vice president of Product Management, Research In Motion.

The BlackBerry Curve 3G smartphone will support a variety of multimedia applications, including Sprint Music Store™, Sprint TV™ and Pandora™. It also boasts dedicated applications for a smoothly integrated social networking experience with Facebook®, MySpace™ and Flickr™.

BlackBerry Curve 3G requires activation on an Everything Data plan or a Business Advantage Messaging and Data plan. Additional plan options are available for business customers. Sprint's industry-leading Everything Data plans with Any Mobile, AnytimeSM include unlimited Web, texting and calling to and from every mobile in America while on the Sprint network. Everything Data plans start at $69.99 per month – the same price Verizon and AT&T charge for unlimited talk only (all price plans exclude surcharges and taxes).1

With the Sprint Free Guarantee, customers can take advantage of BlackBerry Curve 3G for 30 days. If not completely satisfied, customers may return the smartphone within 30 days to get reimbursed for the handset purchase and activation fee, get both the early termination and restocking fees waived, and receive a full refund for the monthly service plan charges.2

Sprint is the only wireless carrier to offer Ready Now service with trained retail associates to work one-on-one with customers to personalize their BlackBerry Curve 3G, set up features and demonstrate how it works before the customer leaves the store. Customers have the choice of sitting down with a Sprint retail associate at the time of purchase or they can schedule an appointment for a later time at www.sprint.com/storelocator.

About Sprint Nextel
Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel served more than 48.1 million customers at the end of the second quarter of 2010 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; offering industry-leading mobile data services, leading prepaid brands including Virgin Mobile USA, Boost Mobile, Common Cents Mobile and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. With its customer-focused strategy, you can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

# # #

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect," "anticipate," "estimate,"  "may,"  "will," "should," "intend," "believe," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

1Verizon comparison excludes Southern California.
2 Refund excludes usage not associated with the monthly service plan, premium content, third-party billing, international charges and associated taxes and Sprint surcharges.

                                                           Document 3

RIM Unveils The BlackBerry PlayBook

 New Professional-Grade Tablet Delivers Unmatched Power and Web Performance

September 27, 2010 – BlackBerry DEVCON 2010, San Francisco, CA – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today redefined the possibilities for mobile computing with the unveiling of its new professional-grade BlackBerry® PlayBook™ tablet and BlackBerry® Tablet OS.

Perfect for either large organizations or an “army of one”, the BlackBerry PlayBook is designed to give users what they want, including uncompromised web browsing, true multitasking and high performance multimedia, while also providing advanced security features, out-of-the-box enterprise support and a breakthrough development platform for IT departments and developers. The incredibly powerful and innovative BlackBerry PlayBook is truly a game-changing product in the growing tablet marketplace.

“RIM set out to engineer the best professional-grade tablet in the industry with cutting-edge hardware features and one of the world's most robust and flexible operating systems,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The BlackBerry PlayBook solidly hits the mark with industry leading power, true multitasking, uncompromised web browsing and high performance multimedia.”

The Tablet You'll Want to Take Everywhere
This beautifully designed and incredibly powerful tablet is ultra portable, ultra thin and super convenient for both work and play. Measuring less than half an inch thick and weighing less than a pound, the BlackBerry PlayBook features a vivid 7” high resolution display that looks and feels great in your hand. With such a unique mix of utility, performance and portability, you’ll want to take it everywhere.

The New Benchmark in Tablet Performance
At its heart, the BlackBerry PlayBook is a multitasking powerhouse. Its groundbreaking performance is jointly fueled by a 1 GHz dual-core processor and the new BlackBerry Tablet OS which supports true symmetric multiprocessing. Together, the abundant processing power and highly sophisticated OS enable the BlackBerry PlayBook to provide users with true multitasking and a highly-responsive and fluid touch screen experience for apps and content services.

Uncompromised Web Browsing

With support for Adobe® Flash® Player 10.1, Adobe® Mobile AIR® and HTML-5, the BlackBerry PlayBook provides customers with an uncompromised, high-fidelity web experience and offers them the ability to enjoy all of the sites, games and media on the web. For more than a decade, the mobile industry has worked to bridge the gap between the “real web” and mobile devices through various apps and technologies and, in fact, a significant number of mobile apps today still simply serve as a proxy for web content that already exists on the web. The BlackBerry PlayBook closes that gap and brings the real, full web experience to mobile users while also opening new and more exciting opportunities for developers and content publishers.

High Performance Multimedia
The BlackBerry PlayBook features premium multimedia features to support high-quality mobile experiences. It includes dual HD cameras for video capture and video conferencing that can both record HD video at the same time, and an HDMI-out port for presenting one's creations on external displays. The BlackBerry PlayBook also offers rich stereo sound and a media player that rivals the best in the industry.

BlackBerry Integration
For those BlackBerry PlayBook users who carry a BlackBerry smartphone*, it will also be possible to pair their tablet and smartphone using a secure Bluetooth® connection. This means they can opt to use the larger tablet display to seamlessly and securely view any of the email, BBM™, calendar, tasks, documents and other content that resides on (or is accessible through) their smartphone. They can also use their tablet and smartphone interchangeably without worrying about syncing or duplicating data. This secure integration of BlackBerry tablets and smartphones is a particularly useful feature for those business users who want to leave their laptop behind.

Enterprise Ready
Thanks to the seamless and secure Bluetooth pairing experience and the highly secure underlying OS architecture, the BlackBerry PlayBook is enterprise ready and compatible (out-of-the-box) with BlackBerry® Enterprise Server. When connected over Bluetooth, the smartphone content is viewable on the tablet, but the content actually remains stored on the BlackBerry smartphone and is only temporarily cached on the tablet (and subject to IT policy controls). With this approach to information security, IT departments can deploy the BlackBerry PlayBook to employees out-of-the-box without worrying about all the security and manageability issues that arise when corporate data is stored on yet another device.

QNX Neutrino Reliability
The BlackBerry Tablet OS is built upon the QNX® Neutrino® microkernel architecture, one of the most reliable, secure and robust operating system architectures in the world. Neutrino has been field hardened for years and is being used to support mission-critical applications in everything from planes, trains and automobiles to medical equipment and the largest core routers that run the Internet.  The new BlackBerry Tablet OS leverages and builds upon the many proven strengths of this QNX Neutrino architecture to support a professional grade tablet experience and to redefine the possibilities for mobile computing.

An OS Built for Developers
The Neutrino based microkernel architecture in the BlackBerry Tablet OS delivers exceptional performance, high scalability, Common Criteria EAL 4+ security, and support for industry standard tools that are already familiar to hundreds of thousands of developers.  The OS is fully POSIX compliant enabling easy portability of C-based code, supports Open GL for 2D and 3D graphics intensive applications like gaming, and will run applications built in Adobe Mobile AIR as well as the new BlackBerry® WebWorks™ app platform announced today (which will allow apps to be written to run on BlackBerry PlayBook tablets as well as BlackBerry smartphones with BlackBerry® 6). The BlackBerry Tablet OS will also support Java enabling developers to easily bring their existing BlackBerry 6 Java applications to the BlackBerry Tablet OS environment.

Key features and specifications of the BlackBerry PlayBook include:

•	7” LCD, 1024 x 600, WSVGA, capacitive touch screen with full multi-touch and gesture support
•	BlackBerry Tablet OS with support for symmetric multiprocessing
•	1 GHz dual-core processor
•	1 GB RAM
•	Dual HD cameras (3 MP front facing, 5 MP rear facing), supports 1080p HD video recording
•	Video playback: 1080p HD Video, H.264, MPEG, DivX, WMV
•	Audio playback: MP3, AAC, WMA
•	HDMI video output
•	Wi-Fi - 802.11 a/b/g/n
•	Bluetooth 2.1 + EDR
•	Connectors: microHDMI, microUSB, charging contacts
•	Open, flexible application platform with support for WebKit/HTML-5, Adobe Flash Player 10.1, Adobe Mobile AIR, Adobe Reader, POSIX, OpenGL, Java
•	Ultra thin and portable:
o	Measures 5.1”x7.6”x0.4” (130mm x 193mm x 10mm)
o	Weighs less than a pound (approximately 0.9 lb or 400g)
•	Additional features and specifications of the BlackBerry PlayBook will be shared on or before the date this product is launched in retail outlets.
•	RIM intends to also offer 3G and 4G models in the future.

Availability
The BlackBerry PlayBook is expected to be available in retail outlets and other channels in the United States in early 2011 with rollouts in other international markets beginning in (calendar) Q2.

RIM will begin working with developers and select corporate customers next month to begin development and early testing efforts.

The BlackBerry Tablet OS SDK is planned for release in the coming weeks and developers can register for early access at www.blackberry.com/developers/tabletos.

For more information, visit www.blackberry.com/playbook.

###

*Bluetooth support required.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

                                                                       Document 4

September 27, 2010

RIM Announces New BlackBerry Enterprise Application Development Platform to Accelerate Creation of “Super Apps” for Business

BlackBerry Enterprise Application Middleware to Ease Development of “Super App” Enterprise Applications for BlackBerry Smartphones

San Francisco, CA – BlackBerry DEVCON 2010 – Onstage at the BlackBerry developer conference, DEVCON 2010, in San Francisco today, Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) previewed BlackBerry® Enterprise Application Middleware – an innovative application development platform that will enable commercial enterprise and corporate developers to more easily build “super app” enterprise applications and services for BlackBerry® smartphones. IBM Interactive and customer ING DIRECT, Oracle, and SAP joined RIM on-stage at the conference today to present their plans to enable “super app” development solutions and services using the new platform.

BlackBerry Enterprise Application Middleware will include a set of application programming interfaces (APIs), libraries and server software that will make it easier for developers to build “super apps” that can access instant data push and alerts, use efficient file transfers with enterprise applications, and make it easy to query a user’s device for geo-location, presence, current camera image, calendar availability, device type, and much more. It will be possible to use it with popular application development platforms such as IBM WebSphere, Oracle Fusion Middleware and the mobility platform from SAP and Sybase, and can be integrated with these platforms to give access to developers.

These capabilities are combined with the advantages of the BlackBerry® Enterprise Solution offering real-time communication via true push technology, cost-effective data usage, efficiency over carrier networks, easy web-based administration of smartphones, servers, users, groups and applications, single sign-on, and secure wireless access to enterprise systems.

“BlackBerry Enterprise Application Middleware will make it easier to build essential enterprise functions in BlackBerry smartphone applications that are currently not available or easily built on any other mobile platform,” said Alan Brenner, Senior Vice President at Research In Motion. “It also presents new opportunities for innovation in enterprise application development by our strategic alliance partners, enterprise customers, systems integrators and independent software vendor community.”

IBM Interactive, Oracle and SAP are currently using BlackBerry Enterprise Application Middleware in early trials.

IBM Interactive, which specializes in providing clients with a unique think-tank environment to collaboratively work with user experience, industry and technology experts to plan, develop and launch mobile, next-generation business solutions, is utilizing the features of BlackBerry Enterprise Application Middleware together with IBM WebSphere to help develop a business-to-consumer application with ING DIRECT.

“The use of mobile technologies has become second nature across both the consumer and the enterprise landscape,” says Kelly Chambliss, IBM’s Application Innovation Services Leader for North America. “By extending the reach of information and transactions via mobile devices, we are helping our clients tap into new opportunities to both differentiate the customer experience and transform the workforce. BlackBerry Enterprise Application Middleware allows us to take advantage of our deep mobile expertise to help our clients realize the power of an interconnected planet.”

“ING DIRECT Canada has a suite of secure, simple and highly functional mobile applications and we are excited about extending this functionality using the new BlackBerry Enterprise Application Middleware technology,” said Charaka Kithulegoda, Chief Information Officer at ING DIRECT Canada.

“BlackBerry Enterprise Application Middleware provides us with a platform to offer our Clients a richer and more innovative experience when using our mobile banking applications for BlackBerry smartphones. We’re pleased that we can utilize BlackBerry Enterprise Application Middleware to offer our Clients some of the robust and integrated features that they are accustomed to with the native BlackBerry applications. The use of features like push notifications – for a subscribed alerting service – engages the Client by capturing their attention at the right time. Alerts can provide important information to the Client and provides ING DIRECT Canada with a just-in-time messaging platform.”

Oracle is integrating BlackBerry Enterprise Application Middleware into Oracle Application Development Framework (ADF) to enable Oracle developers to build innovative enterprise applications that can communicate with their BlackBerry workforce using development tools that they are already familiar with.

“Together, Oracle Application Development Framework and the new BlackBerry Enterprise Application Middleware libraries allow developers to enrich their enterprise applications without having to be a BlackBerry or mobile expert,” said Oracle’s Chief Architect and senior vice president, Ted Farrell.  “This enables Oracle customers to communicate, gather information and make business decisions quicker and easier than ever before.”

SAP continues to co-innovate with RIM to offer new opportunities to extend the reach of SAP Business Suite on BlackBerry smartphones.  Through close integration of BlackBerry Enterprise Application Middleware with the mobility platform from SAP and Sybase, partners and customers will be able to quickly build mobile applications that connect business data to their workers on BlackBerry smartphones.

“We see ever-increasing demand for mobile applications that allow users real-time visibility into their businesses,” said Kevin Nix, senior vice president, Enterprise Mobility, SAP AG.  “With the combination of SAP applications and our mobility platform, together with BlackBerry Enterprise Application Middleware, we will simplify the application development process and increase the diversity and availability of SAP mobile applications for BlackBerry smartphones to help customers unwire their enterprise.”

RIM will be previewing the first BlackBerry Enterprise Application Middleware libraries -- Alert/Notifications Push, Files Transfer, and Device Information to Server App - at BlackBerry DEVCON this week.

Alerts/Notifications Push Library – Enables developers to build secure instant delivery of data between back-end enterprise systems and BlackBerry smartphones in under a hundred lines of code. Data can be pushed to an application on the device or directly to the BlackBerry inbox, calendar or tasks via personal identification number (PIN), email or phone number. This library is ideal for simplifying the delivery of enterprise work flow to BlackBerry smartphones for immediate response by mobile workers rather than waiting for them to get back to their desk to respond. Use cases include a travel request sent to a manager’s BlackBerry smartphone for approval; a patient status update sent to a doctor or nurse; product price change requests sent in by a salesperson; an alert to an executive about a decrease in revenues/margins as the information becomes available; or a system alert sent to an IT manager. It can also be used to add new service features to business-to-consumer applications, such as mobile banking applications. Data input to the application on a BlackBerry smartphone is securely transferred or reconciled with back-end systems.

File Transfer Library – Enables developers to build applications with fast and efficient large file transfers between back-end systems and BlackBerry smartphones, and all in under a hundred lines of code. Data can be programmed to be viewed only, downloaded, uploaded or saved to device memory or a media card on a BlackBerry smartphone. The complexities of efficient wireless data transmission are automated and kept transparent to developers so that they can focus on application logic. For example, a medical records application can attach image files to a patient’s medical record, with the option to open or preview the record, or view the list of available images before it is downloaded to the BlackBerry smartphone.

Device Information to Server App Library – Enables querying of a device by back-end enterprise systems that can be built into a mobile application in under a hundred lines of code. Examples of data that can be queried include geo-location, presence, current camera image, calendar availability, device type, and much more. For example, an enterprise system can scan the status of a technician’s BlackBerry smartphone to find the technician closest to respond to a customer's urgent request. This is an ideal function to build into applications that involve time-sensitive workflows requiring rapid response, including logistics and dispatch systems.

The initial set of BlackBerry Enterprise Application Middleware libraries are expected to be available in closed beta later this year. Additional libraries are expected to be released in 2011.

For more information, visit www.blackberry.com/developers/beam.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as “expect”, “anticipate”, “estimate”,  “may”,  “will”, “should”, “intend,” “believe”, and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the “Risk Factors” section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Oracle is a registered trademark of Oracle and/or its affiliates.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

Document 5

                          September 27, 2010

FOR IMMEDIATE RELEASE

RIM Launches Next Generation BlackBerry Web Application Platform, Releases Code to Open Source Community

New BlackBerry WebWorks app platform merges simplicity of HTML5 with the power of BlackBerry services, true multi-tasking, true Push technology and more

Developer community can now access and contribute to the BlackBerry open web application platform and tooling components

San Francisco, CA – BlackBerry DEVCON 2010 - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced its next-generation web-based development platform, BlackBerry® WebWorks™, which enables web developers to build full-featured applications for BlackBerry smartphones entirely in HTML-5, CSS and JavaScript. With the new web application platform, developers can leverage their HTML skills to create rich, integrated web applications for BlackBerry® smartphones that take advantage of advanced features through APIs and services, just as BlackBerry Java® applications can do today.

The new BlackBerry WebWorks platform brings together existing BlackBerry web development tools as well as new tools and platform services. It provides developers with a comprehensive toolset for creating rich applications that offer customers the benefits of deep integration with core BlackBerry features, true multi-tasking, true Push technology and access to the full range of BlackBerry services, such as the Locate service or the newly announced BlackBerry Advertising Service.

“BlackBerry developers have discovered the value of building web applications that can leverage the unique characteristics of the BlackBerry Platform, such as running in always-on mode and integrating with native BlackBerry applications,” said David Yach, CTO for Software at Research In Motion. “The new BlackBerry WebWorks platform takes the power of existing web tools and enhances and adds to them in order to allow developers to build sophisticated applications using their existing HTML5 skill sets with no compromise in functionality or performance.”

BlackBerry WebWorks also includes updates to the web application packager, new web APIs and the BlackBerry Web Plug-Ins 2.5.

-more-

Web application packager 1.5
The web application packager is used by developers to package their web applications in the same way a BlackBerry Java® application is packaged, and with the same file formats. BlackBerry web applications can then be distributed via BlackBerry App World™, BlackBerry® Desktop Manager, OTA (over-the-air) or BlackBerry® Enterprise Server.

BlackBerry Web APIs
BlackBerry WebWorks includes a set of new web extensions that enable a deeper integration with native applications and other functions of the handset.
•	Send a text message from within the application
•	Read call log data from the phone application, check if the phone is currently in an active call, check the number of missed calls
•	Play an audio file as well as create APIs for playing, pausing, stopping and seeking of the audio file from within the application’s UI

Web Plug-Ins 2.5
Updates to the Web Plug-Ins for BlackBerry WebWorks include multiple entry points, which give developers the ability to start their application in the background, in addition to launching from the homescreen or a download folder. Applications can also continue to run in the background. Web Plug-Ins 2.5 also gives developers the ability to cache web pages and content to the handset's system memory for faster performance.

Open Source
RIM is working with the open source developer community to allow developers to access and contribute to the BlackBerry open web application platform and tooling components and share in the evolution of the web platform. In addition to sharing source code for the BlackBerry web platform, RIM is working with leading open source JavaScript framework companies DoJo, GitHub, JQuery, Nitobi and Sencha to encourage developers to create web applications with advanced web and AJAX functionality.

The BlackBerry open web application platform offers ease of development and seamless integration with the BlackBerry platform. Developers will be able to quickly package web assets (HTML, CSS3, JavaScript and access to local resources) into easily deployable applications that take advantage of the BlackBerry platform’s unique value and Super App qualities such as access to hardware functionality, access to Push, access to contextual location services, access to native applications and integration with BlackBerry services for advertising, analytics and payment services.

“RIM has always firmly supported industry standards and believes in embracing the needs of the developer community,” said Alan Brenner, Senior Vice President, BlackBerry Platform. “We started supporting open source communities through our work on the BlackBerry 6 WebKit browser and the response from the open source community has already been very positive. We are tremendously excited to see where the developer community will take this initiative and the code that we are presenting.”

-more-

The BlackBerry open web application platform initiative allows an application to fully integrate with a BlackBerry smartphone, using the same security, packaging, code signing and distribution infrastructure that BlackBerry Java applications use. Further, developers who utilize the open source initiative are able to create these rich applications using familiar web tools.

RIM is working closely with leading open source JavaScript framework providers to help accelerate mobile development and allow the open source community to help evolve the BlackBerry open web application platform.

"The Dojo Foundation is ecstatic about RIM's open source initiative. BlackBerry 6, integrated with our mobile strategy (dojofoundation.org/mobile/), is a platform that will give web application developers extreme control over developing mobile web applications. We are thrilled to be working with RIM to build mobile platform support into several Dojo Foundation projects."
- Dylan Schiemann, CEO at SitePen, Inc., and VP of the Dojo Foundation

"New innovations in BlackBerry 6 have made it possible for PhoneGap developers to build engaging and sophisticated BlackBerry apps. The new BlackBerry open web application platform will further encourage developers in the growing PhoneGap community to write more apps for BlackBerry smartphones."
- Andre Charland, CEO at Nitobi Inc.

“We're very excited that the full power of the BlackBerry platform will now become easily accessible to Sencha developers. HTML5 is the new lingua franca of mobile, and as the first framework to fully leverage it, we're looking forward to putting it to work for BlackBerry developers.”
- Abe Elias, CEO of Sencha

The BlackBerry open web platform is available within partner open source communities now:
http://www.github.com/blackberry

Quick Links:

For more information on the BlackBerry open web application platform initiative, please visit
www.blackberry.com/developers/webworks

For the latest news and information about the BlackBerry Developer Conference visit www.blackberrydeveloperconference.com.

For RIM insights into developing for the BlackBerry Platform, visit http://devblog.blackberry.com or follow @BlackBerryDev on Twitter.

Visit the BlackBerry Developer Zone at www.blackberry.com/developers for the latest news, information and updates for BlackBerry developers.

-more-

Also, visit the new BlackBerry Developer Video Library at

www.blackberry.com/go/developervideolibrary to view a variety of instructional videos.

Sign up for the BlackBerry Developer Newsletter at

http://na.blackberry.com/eng/developers/resources/newsletter.jsp.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

                                 Document 6

                                   September 27, 2010

FOR IMMEDIATE RELEASE

RIM and Webtrends to Launch Free BlackBerry Analytics Service

Analytics service offers developers deep insight into how customers are using their BlackBerry smartphone applications

San Francisco – BlackBerry DEVCON 2010 - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) and Webtrends today announced they are working together to deliver free enterprise-class analytics to the BlackBerry® developer community. The BlackBerry® Analytics Service, powered by Webtrends, will allow developers to quickly and easily add measurement into their applications.*

BlackBerry developers will be able to use the mobile analytics service to discover insights about how customers use their apps and to evolve their applications in ways that will drive loyalty, increase use, and potentially lead to new and more successful avenues for revenue and monetization.

“Feedback from our customers and development partners has always shaped our BlackBerry products and services, and so we understand the need for deep, rich and accurate analytics. We also know that access to such metrics is a top priority for BlackBerry developers as they try to make their applications stand out in an increasingly crowded market,” said Curtis Sasaki, Vice President, Product Management at Research In Motion. “With just a few lines of code, developers can add Webtrends analytics and gain access to a very broad range of insightful measurements.”

The BlackBerry Analytics Service is powered by the Webtrends Mobile Analytics platform. Using the Webtrends SDK, BlackBerry developers can integrate metrics tracking into their applications to capture events deemed relevant. Developers can track application use, frequency of use, loyalty of users, screens accessed and features used. The Mobile Analytics platform provides real insight into how their applications are being used, helps developers better understand adoption and allows them to measure success against their usage goals.

“BlackBerry developers will now have better access to complementary, enterprise-class mobile analytics technology and services,” said Alex Yoder, CEO, Webtrends. “Webtrends has a truly powerful and incredibly comprehensive platform for creating, measuring and improving content across all digital channels and mobile is no exception. We are thrilled to deliver insight and value to the BlackBerry developer community.”

The BlackBerry Analytics Service powered by Webtrends will be freely available to the BlackBerry developer community when it launches in early 2011.

-more-

Quick Links:

For RIM insights into developing for the BlackBerry Platform, visit http://devblog.blackberry.com and follow @BlackBerryDev on Twitter.

Visit the BlackBerry Developer Zone at www.blackberry.com/developers for the latest news, information and updates for BlackBerry developers throughout the year.

Also, visit the new BlackBerry Developer Video Library at

www.blackberry.com/go/developervideolibrary to view a variety of instructional videos.

Sign up for the BlackBerry Developer Newsletter at

http://na.blackberry.com/eng/developers/resources/newsletter.jsp.

###

About Webtrends Inc.
Webtrends helps digital marketers create, measure and improve campaigns across all digital channels. Webtrends is the leader in measurement, optimization and integration of content across digital channels to maximize online marketing investment. Our products and services are trusted by thousands of leading brands and global organizations, including Microsoft, Toyota, The New York Times and General Mills. Webtrends is a registered trademark of Webtrends Inc. in the United States and other countries. All other trademarks and registered trademarks are the properties of their respective owners.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

*Compatible with applications for BlackBerry OS 4.5 and higher.

###
Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Colin Crook
For Webtrends
ccrook@vocecomm.com
650-269-5235
@colincrook (twitter)

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

                                  Document 7

                                  September 27, 2010

FOR IMMEDIATE RELEASE

RIM Launches BlackBerry Advertising Service

New service gives developers the ability to add advertisements from a large number of advertising networks in their applications, with only a few lines of code

San Francisco, CA – BlackBerry DEVCON 2010– September 27, 2010 – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today launched its advertising service for the BlackBerry® Application Platform. The BlackBerry Advertising Service helps developers integrate advertising in their BlackBerry® smartphone applications quickly and easily, while also allowing advertisers, agencies and brands to work with a broad selection of advertising networks.

“The BlackBerry Application Platform is providing a truly powerful foundation for our developer community. The BlackBerry Advertising Service offers developers a quick and easy way to integrate advertising in their applications. The service reduces the commercial and technical complexity of enabling ads within an application and offers developers a new avenue of monetization,” said Alan Brenner, Senior Vice President, BlackBerry Platform at Research In Motion.

“We are thrilled to see the market continue to evolve providing advertisers, agencies and brands with multiple options for meeting their mobile advertising platform needs,” said Michael Becker, managing director of the Mobile Marketing Association for North America.  “The MMA congratulates RIM on the BlackBerry Advertising Service and its efforts to ease marketer’s abilities to integrate mobile into their advertising strategies.”

With just a few lines of code, developers can include advertising in applications that are relevant to their users and tie into core BlackBerry smartphone features. RIM is enabling new monetization opportunities for BlackBerry developers by simplifying the integration of advertising both on the development side and on the commercial side. Through a single relationship with RIM, a developer has access to RIM’s many advertising network partners and  can select which networks will get their inventory. Agencies and advertisers will be able to work with the advertising networks they know, leveraging existing relationships, while maintaining control of their creative processes. Under the program, developers will receive an industry standard 60 percent of the advertising revenue.

-more-

The BlackBerry Advertising Service includes three key components: a simple-to-integrate SDK, a mediation platform and a growing slate of advertising networks.

The SDK allows developers to support both standardized MMA advertisements and HTML-5 Rich Media, as well as ads that have one-click in-application access to core BlackBerry applications, such as Contacts, Calendar, the Media Player and BlackBerry App World™.

The mediation platform is a single console for developers to manage their ad allocations and access analytics, tracking and reporting features, which provide immediate feedback on ad metrics including fill rates, ad performance and earnings. The mediation platform and SDK is also open to many of the leading independent measurement and analytics solutions for both developers and advertisers.

At launch, the BlackBerry Advertising Service will offer developers and advertisers the opportunity to work with many advertising networks including Amobee, Jumptap, Lat49, Millennial Media and Mojiva. Advertising networks such as Buzzcity, NavTeq, Placecast, Sympatico, Transpera, Where and xAD, as well as rich media advertising platform Medialets, are expected to join the service in the coming months.

“This new Advertising Service not only brings new channels of revenue to our developer community, but also provides them with a single relationship through RIM to simplify the commercial and technical complexity of mobile advertising,” Brenner said. “We also feel that it is important that agencies and brands have full control of the creative process and have worked to provide features in the SDK that will allow them to bring dynamic and relevant ads to BlackBerry smartphone users.”

Several BlackBerry® Alliance members have already tested the BlackBerry Advertising Service as part of an early access program and are looking forward to the opportunities it brings.

"The BlackBerry Advertising Service is great for developers looking to monetize their applications with little effort. The ease of use, rich content and device integration makes the new ad SDK a perfect fit for many applications on the market today," said Margaret Glover-Campbell, Vice President, Marketing & Public Relations, Multiplied Media.

"The BlackBerry Advertising Service empowers us to offer free ad-enabled LiveScreens, increasing the reach of our personalization products for the brands we work with," said Michael Kosic, Partner at Octave Ventures. "Our customers want free, our brands want reach, we need returns -- all are coming together with this new service and SDK."

“Implementing the BlackBerry Advertising Service in our apps is going to allow our customers to unlock the marketing potential for their advertisers in reaching the prized BlackBerry audience," said Marlon Rodrigues, Director of Business Development at Polar Mobile. “This will put the ad supported model back into play in a big way as advertisers see what experiences are possible on BlackBerry smartphones.”

-more-

The new BlackBerry Advertising Service SDK is available now at www.blackberry.com/developers/advertisingservice

For more information about developing for the BlackBerry platform visit www.blackberry.com/devzone or follow @blackberrydev on Twitter. .

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

                                  Document 8

September 27, 2010

FOR IMMEDIATE RELEASE

RIM Announces BBM Social Platform

Developers Will Be Able to Leverage the Power of Social Interactions within their Apps

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the BBM™ (BlackBerry® Messenger) Social Platform, giving developers the tools to build applications that take advantage of the  social aspects of the popular BBM service.

“The BlackBerry developer community has been eagerly awaiting the opportunity to integrate BlackBerry Messenger with their apps. BBM is a very popular service with over 28 million users and opening its real-time social connectivity to third party applications presents incredible opportunities,” said Alan Brenner, Senior Vice President, BlackBerry Platform at Research In Motion. “Access to BBM services from within apps will revolutionize gaming, enhance multimedia experiences, and add a new dimension to location based applications.”

Developers will be able to integrate various functions of the BBM service into their applications including chat capabilities, content sharing, and invitations. For example, users will be able to invite their BBM friends to join them in a game and then chat with one another while the game is being played.

Other BBM functionality accessible to developers through the BBM Social Platform includes:
•	Contact list – allows users to choose from their BBM contacts from within another application in order to initiate social interactions such as chatting or initiating game play
•	BBM user profile – an application can insert application status updates into the user's BBM profile allowing it to be launched or downloaded from BBM by the user’s friends
•	Application-specific communities – users can create BBM friend groups specific to an application
•	Data Transfer – allows users to transfer pictures, audio, video and other content directly from an application to their BBM contacts or groups
•	Invitations – allows users to invite new friends to BBM, invite their friends to interact within or download an application, and accept invitations, all from within an application

Through the BBM Social Platform, RIM is providing the BlackBerry developer community with the opportunity to leverage the power of BBM in their own applications in order to help drive loyalty to their applications through social and community interactions, as well as increase discoverability of their applications through peer communications and referrals.
-more-

Several BlackBerry® Alliance members are already testing the BBM Social Platform as part of an early access program.

“Kik is all about sharing, buying and experiencing music on a mobile platform, so integrating with BBM will deliver huge value to our users,” said Kik CEO Ted Livingston. “Kik users will be able to connect with friends and colleagues to discover and share music, the experience will be much more intimate through BBM.”

“With the new BBM Social Platform we will be able to build a ground breaking social eReading experience,” said Dan Liebu, Chief Technology Officer at Kobo. “We expect to increase engagement as Kobo users share their reading and shopping experiences in real-time.”

“The BBM Social Platform will allow us to bring innovative social features to our games that get friends playing together. Making social connections is a cornerstone to successful casual gaming, and with BBM integration, our fans will be able to easily connect with their friends to compete or cooperate,” said Nick Tremmaglia, Product Manager THK Live, Magmic Games

“The integration of BBM functionality into our leading sports app will be a game-changer for ScoreMobile,” says Benjie Levy, Executive Vice President and Chief Operating Officer, Score Media Inc. “We expect that embedding key BBM features will deepen user engagement, lengthen visit sessions, and help virally grow ScoreMobile’s user base.”

“Telmap’s search, mapping and navigation solutions have been a huge success in recent years and have proven to be extremely popular with BlackBerry smartphone users. We are proud to be one of the first application developers to integrate with BBM, as we strongly believe that the combination of a community together with Telmap’s expert location capabilities and BBM’s best-in-class messaging solution, will result in a winning offering,” said Motti Kushnir, Telmap CMO.

The BBM Social Platform is expected to be available in the spring of 2011.

Quick Links:

http://www.blackberry.com/developer/bbm

For RIM insights into developing for the BlackBerry Platform, visit http://devblog.blackberry.com or follow @blackberrydev on Twitter. .

Visit the BlackBerry Developer Zone at www.blackberry.com/developers for the latest news, information and updates for BlackBerry developers leading up to the conference and throughout the year.

Also, visit the new BlackBerry Developer Video Library at

www.blackberry.com/go/developervideolibrary to view a variety of instructional videos.

Sign up for the BlackBerry Developer Newsletter at

http://na.blackberry.com/eng/developers/resources/newsletter.jsp.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

                                  Document 9

For more information contact:
Meghan Rathman, Sparkpr
(PR Agency for Kobo)
(917) 639-3435
   meghan@sparkpr.com

or

Marisa Conway
Brodeur Partners
(PR Agency for RIM)
212-336-7509
mconway@brodeur.com

Kobo to be Pre-loaded on New BlackBerry PlayBook

SAN FRANCISCO—September 29, 2010 — Kobo, a global eReading service, today announced plans for its application to be preloaded on the BlackBerry® PlayBook™ tablet, giving users easy access to the Kobo experience including Kobo’s store of more than 2.2 million books.

Earlier this week, Kobo also announced plans for an industry-first social eReading application that will leverage the new BBM™ (BlackBerry® Messenger) Social Platform.

“We are thrilled to be extending our extensive relationship with RIM into the tablet space,” said Michael Serbinis, CEO of Kobo.  “Readers will love the elegant design, crisp display and portable size and weight of the BlackBerry PlayBook, which is perfectly suited for long reading sessions.  I am also excited by the possibilities of the BlackBerry Tablet OS, which will allow us to bring today’s bestsellers and classics, as well as other rich content, to BlackBerry PlayBook users.”

The 7-inch BlackBerry PlayBook is an ideal size for eBooks, allowing both comfort and convenience for readers. The new BlackBerry Tablet OS also features a WebKit browser engine, preferred by Kobo and used across its applications to deliver feature-rich and high-performance eReading applications.

“The new BlackBerry PlayBook is a multitasking powerhouse for apps and content services and, together with Kobo’s eBooks app and service, it will provide users with an exceptional eReading experience,” said Jim Tobin, Senior Vice President, Value-Added Services, Research In Motion.  “Kobo is an excellent partner for RIM given the global nature of both our businesses and because Kobo provides a great customer experience, including regionalized apps, content and pricing.”

Key features of the Kobo eBook app on the BlackBerry PlayBook are:

•
Integrated shopping. The Kobo store offers more than 2.2 million titles and the catalogue includes bestsellers, new releases and over 1 million free books. International stores feature region-specific content and pricing.

•	Find books easily. Extensive categories and recommended reading lists help readers find their next great read.

•	Choose library view. See your collection of books in a list, or on Kobo’s beautiful virtual bookshelf.

•	Customizable reading options. Personalize text size, font and style. Switch between day and night reading mode or customize a specific brightness setting.

•	Easy navigation. Tap to turn pages, scroll quickly through a book, or use the Table of Contents to jump between sections.

•	Switch views. Kobo will automatically switch from landscape to portrait view as the BlackBerry PlayBook is turned.

•
Read anywhere. Kobo also offers free reading applications for BlackBerry® smartphones, computers and other devices, which all sync together across a users account.  Kobo members can pick up and read on any device without ever losing their place.

•
Open platform. Kobo supports open standards, including EPUB, PDF, allowing customers to buy once and read anywhere, or read free choosing from over 1 million free titles from Kobo or visiting public eBook libraries.

•	Social shopping and shared eReading will be introduced upon availability of the BBM Social Platform. Watch a video of what Kobo is planning at www.blog.kobobooks.com/BBM.

About Kobo, Inc.
Kobo is a global eReading service backed by majority shareholder Indigo Books & Music, Borders Group, REDgroup Retail, and Cheung Kong Holdings.   Kobo believes consumers should be able to read any book on any device.  With a catalog of over two million eBooks, and an open platform, Kobo enables retailers, device manufacturers and mobile operators to bring the joy of eReading to customers everywhere.  For more information, visit www.kobobooks.com.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The BlackBerry, PlayBook and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

                                  Document 10

September 29, 2010

FOR IMMEDIATE RELEASE

RIM Executives Adopt Automatic Securities Disposition Plans

Waterloo, ON - Research In Motion Limited (“RIM” or the “Company”) (Nasdaq: RIMM; TSX: RIM) today announced that Jim Balsillie and Mike Lazaridis, RIM’s Co-Chief Executive Officers, have each adopted new automatic securities disposition plans (“ASDPs”) in accordance with the Securities and Exchange Commission’s Rule 10b5-1 (“Rule 10b5-1”), applicable Canadian provincial securities legislation, including the guidance under Ontario Securities Commission’s Staff Notice 55-701 (the “Canadian Legislation”), and RIM’s Insider Trading Policy.

Rule 10b5-1 and the Canadian Legislation permit insiders to adopt written ASDPs (generally referred to in the United States as “Rule 10b5-1 Plans”) to sell, donate or otherwise transfer shares in the future (including upon exercise of stock options) according to the ASDP on an automatic basis regardless of any subsequent material non-public information they receive.  Once an ASDP is established, the insider is not permitted to exercise any further discretion or influence over how dispositions will occur under the ASDP.  RIM recognizes that insiders may have reasons unrelated to their assessment of a company or its prospects in determining to effect transactions in that company’s common shares under an ASDP.  These reasons might include, for example, charitable donations, tax and estate planning, the establishment of a trust, the balancing of assets and diversification of investments in an orderly manner, or other personal reasons.  RIM also recognizes that many of its officers and employees have a substantial portion of their personal net worth represented by securities of the Company.

In addition to meeting the basic requirements of Rule 10b5-1 and Canadian Legislation, RIM has in place additional measures that are designed to conform with “best practices” relating to ASDPs.  Those measures include the following: (i) ASDPs may only be adopted during a trading window; (ii) a waiting period of three months will generally be required between the adoption of the ASDP and the first disposition under the ASDP; (iii) an ASDP should generally have a duration of 12-24 months; (iv) the ASDP must contain meaningful restrictions on the ability of the insider to modify or terminate the ASDP; and (v) the ASDP should generally provide for regular sales of smaller amounts (relative to an insider’s holdings) over a period of time rather than large sales during a short period of time after adoption of the ASDP.  In addition, RIM’s Insider Trading Policy requires all ASDPs to be pre-cleared by the Compensation, Nomination & Governance Committee (the “Committee”) of RIM’s Board of Directors, which is comprised of independent directors.  The Committee will also consider such other “best practices” as they exist at the time an insider adopts an ASDP and may impose such additional requirements, or grant such exceptions, as it determines are necessary or appropriate.

The new ASDPs are summarized below:

• Jim Balsillie – The objective of Mr. Balsillie’s ASDPs is to facilitate the donation of 351,868 RIM shares to a registered charitable foundation established by Mr. Balsillie as well as the sale of 351,867 RIM shares by Mr. Balsillie over the term of the ASDPs.  The RIM shares to be donated and sold by Mr. Balsillie are issuable upon the exercise of stock options granted to Mr. Balsillie and include 253,735 shares underlying stock options that will expire in January 2011.  The foundation will immediately sell the shares received from Mr. Balsillie.  Donations and sales under Mr. Balsillie’s ASDPs will not commence until after the expiry of a waiting period.  While Mr. Balsillie’s ASDPs have a term of two years, it is currently expected that dispositions under the ASDPs will likely be completed within six months following the initial adoption of the ASDPs.  Mr. Balsillie currently beneficially owns approximately 27.5 million RIM shares, including the shares that will be subject to the ASDP (determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and including shares underlying stock options that are exercisable by Mr. Balsillie within 60 days).

• Mike Lazaridis – Mr. Lazaridis’ ASDPs provide for the disposition of 1,050,000 RIM shares that are issuable upon exercise of stock options granted to Mr. Lazaridis, including 600,000 shares underlying stock options that will expire in January 2011.  Of the 1,050,000 shares, 350,000 will be donated by Mr. Lazaridis to a registered charitable foundation established by Mr. Lazaridis and the remaining 700,000 shares will be sold over the term of the ASDPs, which generally provides for weekly dispositions, subject to certain volume and other limits.  In addition, Mr. Lazaridis will effect weekly charitable donations under the ASDPs to the foundation, subject to volume limits and a limit order price, over the term of the ASDPs until the aggregate amount of such donations, together with the value of the donation of 300,000 of the shares issuable upon exercise of the stock options described above, equals Cdn$100 million.  Mr. Lazaridis will also effect weekly sales under the ASDPs, subject to volume limits and a limit order price, until the aggregate amount of such sales, together with the proceeds from the sales of 600,000 of the shares issuable upon exercise of the stock options described above, equals Cdn$200 million.  Donations and sales under Mr. Lazaridis’ ASDPs will occur over the 18-month term of the ASDPs and will not commence until after the expiry of a waiting period.  The foundation will immediately sell the shares received from Mr. Lazaridis.  Mr. Lazaridis currently beneficially owns approximately 29.2 million million RIM shares, including the shares that will be subject to the ASDPs (determined in accordance with the rules of the SEC, and including shares underlying stock options that are exercisable within 60 days).

Dispositions by the insiders under their respective ASDPs will be reported in accordance with applicable Canadian securities laws (RIM’s insiders are exempt from filing insider reports under U.S. securities laws) and on Forms 144 filed with the SEC for sales on the Nasdaq Stock Market.  Each such filing will bear a notation to advise readers that the dispositions relate to an ASDP.

Other insiders of the Company may from time to time adopt ASDPs during trading windows.  RIM will issue a press release to announce the adoption of any other ASDPs by its directors or executive officers.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The RIM and Research In Motion families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited and are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                 Document 11

Media Contacts:
Mark Elliott, Sprint
603-621-4511
mark.j.elliott@sprint.com

Marisa Conway, Brodeur Partners
(PR agency for RIM)
212-336-7509
mconway@brodeur.com

BlackBerry Style 9670, Featuring Compact,
Flip Form Factor, Available Nationwide
Exclusively from Sprint Beginning on Oct. 31

BlackBerry Style offers an elegant flip design, full QWERTY keyboard, advanced smartphone features and new BlackBerry 6 OS;
Reservations begin Oct. 19 at www.sprint.com/bbstyle

OVERLAND PARK, Kan., and WATERLOO, Ontario – Oct. 18, 2010 – For the more than 100 million U.S. consumers who currently use a flip phone, Sprint (NYSE:S) and Research In Motion (RIM) (NASDAQ:RIMM; TSX:RIM) today announced the much-anticipated BlackBerry® Style™ 9670 smartphone. BlackBerry Style is an elegant, new flip smartphone featuring a full QWERTY BlackBerry® keyboard, the new BlackBerry® 6 operating system and a wide range of advanced communications and multimedia capabilities. It will be available in the United States only from Sprint beginning on Oct. 31.

The BlackBerry Style features a full QWERTY BlackBerry keyboard that makes email, messaging and real-time chats with BBM™ (BlackBerry® Messenger) incredibly easy. It also comes with many advanced features, including a 5MP camera with flash and support for video recording, built-in GPS for location-based apps and geo-tagging, Wi-Fi® for faster connectivity and extended data coverage, and an expandable memory slot for up to 32GB of additional storage.

“The beautiful and compact flip form factor on the BlackBerry Style smartphone makes it quite unique within the BlackBerry lineup,” said Fared Adib, vice president – Product Development, Sprint. “Customers will appreciate that the flip form factor is extremely easy to use for calls, and with a full QWERTY keyboard, it provides the same attractive features enthusiasts have come to expect from their smartphone. Also, with the enhancements available through BlackBerry 6, Sprint customers will love the new user interface and the enhanced Web browsing experience.”

The attractive new smartphone includes an optical trackpad for fluid navigation and boasts two large displays, an external screen for quickly viewing notifications and messages, and a high-resolution internal display that makes Web browsing or watching videos a pleasure. The BlackBerry Style smartphone will also be available in two fashionable colors – Steel Grey and Royal Purple.

“The flip form factor appeals to a very distinct but sizable set of consumers in the U.S., and we're pleased to work with Sprint to bring this unique new BlackBerry smartphone to their customers,” said David J. Smith, vice president of Product Management, Research In Motion. “The new BlackBerry Style smartphone is a feature rich, premium BlackBerry smartphone that makes the perfect choice for Sprint customers who love the flip form factor but want advanced smartphone features and a full QWERTY keyboard.”

First Sprint Smartphone with BlackBerry 6
BlackBerry 6 features a redesigned interface that retains the familiar and trusted features that distinguish the BlackBerry brand, while delivering a fresh, approachable and engaging experience that’s powerful and easy to use. It includes expanded messaging capabilities with intuitive features to simplify the management of social networking and RSS feeds (Social Feeds) and provides integrated access to BBM, Facebook®, Twitter™, MySpace™ and various instant messaging applications that are preinstalled on the BlackBerry Style smartphone.

BlackBerry 6 also integrates a new and rich WebKit-based browser that renders HTML Web pages (as well as HTML email) quickly and beautifully for a great browsing experience. It features tabs for accessing multiple sites simultaneously, mouse-like navigation with the optical trackpad and a zoom feature that intelligently auto-wraps text in a column, while maintaining the placement of a page's key elements for easy viewing and navigation.

Universal search allows users to search through email, messages, contacts, music, videos and more on the smartphone, as well as extend searches to the Internet or to discover applications on BlackBerry App World™. The BlackBerry Style also includes a preinstalled YouTube app and Podcasts app.

Worry-Free Pricing
The BlackBerry Style smartphone will be available nationally on Oct. 31 for $99.99 (after a $100 mail-in rebate) with a new line or eligible upgrade and two-year service agreement with activation on a Sprint® Business Advantage Messaging and Data plan or Everything plan with data. Sprint’s industry-leading Everything Data or Business Advantage Messaging and Data plans include unlimited Web, texting and calling on the Nationwide Sprint Network to every mobile in America with Any Mobile, AnytimeSM. Everything Data plans start at $69.99 per month (excluding taxes and surcharges).

With the Sprint Free Guarantee, customers can take advantage of the BlackBerry Style smartphone for 30 days. If not completely satisfied, customers may return the device within 30 days to get reimbursed for the device purchase and activation fee, get both the early termination and restocking fees waived, and receive a full refund for the monthly service plan charges.1

Sprint is also offering customers an opportunity to reserve the Steel Grey BlackBerry Style smartphone for purchase beginning Tuesday, Oct. 19, while supplies last. The Royal Purple BlackBerry Style smartphone will be available in November.

Customers can reserve their smartphone for purchase at www.sprint.com/bbstyle.  Customers who reserve the BlackBerry Style smartphone will be able to complete their purchase beginning Sunday, Oct. 31, and must complete their purchase no later than 6 p.m. local time on Monday, Nov. 1. Through the reservation process, customers will be able to reserve their new BlackBerry Style smartphone online, pick it up in a Sprint Store and receive the full retail experience, including Sprint’s Ready Now service.

Application developers will have a chance to learn more about BlackBerry 6 at Sprint’s 10th annual developer conference. The Sprint Open Developer Conference, Oct. 26-28 in Santa Clara, Calif., is open to all attendees and will feature information on developing applications for a range of platforms, including BlackBerry 6. Developers can register for the conference at http://developer.sprint.com/devcon2010.

About Sprint Nextel
Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel served more than 48.1 million customers at the end of the second quarter of 2010 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; offering industry-leading mobile data services, leading prepaid brands including Virgin Mobile USA, Boost Mobile, Common Cents Mobile and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. With its customer-focused strategy, you can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.

About Research In Motion (RIM)
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

1 Refund excludes usage not associated with the monthly service plan, premium content, third-party billing, international charges and associated taxes and Sprint surcharges.

                                  Document 12

Oct 25, 2010

FOR IMMEDIATE RELEASE

New SDK From RIM Allows Developers to Create Adobe AIR Applications for BlackBerry PlayBook

•	SDK integrates new extensions for Adobe AIR that have been highly optimized for the BlackBerry Tablet OS
•	Developers can immediately begin building uncompromised applications for the BlackBerry PlayBook tablet
•	Early feedback from developers highlights ease of development and high performance

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today launched the new BlackBerry® Tablet OS SDK for Adobe® AIR® at the Adobe MAX conference in Los Angeles. The new Software Developer Kit (SDK) enables developers to quickly and easily create AIR applications for the BlackBerry® PlayBook™ tablet using Adobe's powerful, familiar and industry-leading development tools. With the BlackBerry Tablet OS SDK for Adobe AIR, developers can leverage the uniquely powerful capabilities of the BlackBerry Tablet OS, as well as access all of the richness of Adobe AIR, to deliver incredibly engaging and high-performing AIR applications for the BlackBerry PlayBook.

“The BlackBerry PlayBook, with its dual-core processor and multi-processing OS, is a multi-tasking powerhouse that is also the world’s first tablet to be built from the metal up to run Flash Player 10.1 and Adobe AIR applications in a fully integrated, fully optimized fashion,” said  David Yach, Chief Technology Officer, Software, Research In Motion. “The new SDK for the BlackBerry PlayBook unleashes a wealth of opportunity for the Adobe and BlackBerry development communities to easily create value-added applications and experiences for customers and we are extremely excited by the positive feedback received from developers in early trials.”

The BlackBerry PlayBook with BlackBerry Tablet OS supports Adobe AIR 2.5 and Adobe Flash® Player 10.1 at its core. This integrated support and the BlackBerry PlayBook’s exceptional processing power (including a 1 GHz dual-core processor, true symmetric multiprocessing and multi-threaded rendering) give developers the ability to deliver incredibly rich content and applications with highly-responsive and fluid touch screen experiences.

“The close collaboration between RIM and the Adobe AIR team has achieved an implementation which we expect to be the first to include high performance optimizations for tablet devices,” said David Wadhwani, senior vice president, Creative and Interactive Business Solutions at Adobe. “This, combined with great tooling integration and full Flash Player 10.1 support, makes the BlackBerry PlayBook an outstanding platform for more than three million Flash developers.”

Building the Best Flash/AIR Applications for Tablet Computing
RIM has designed the BlackBerry Tablet OS SDK for Adobe AIR to allow developers to leverage the uniquely powerful capabilities of the BlackBerry PlayBook and Adobe AIR 2.5 to build industry-leading applications that provide a distinctly compelling experience for BlackBerry PlayBook users. The new SDK provides developers with support for:

•
Hardware-accelerated playback of video and graphics-intensive content, both in the browser and within AIR applications, enabling a smooth, high fidelity viewing experience on the BlackBerry PlayBook, even with up to 1080p HD content

•	Web View to enable AIR apps to display HTML and Flash content and to leverage the BlackBerry PlayBook's WebKit browser
•	UI components that have been built specifically for the touch screen experience on a tablet device, including support for multi-touch and gestures
•	Powerful APIs to advanced features such as the front and rear facing cameras, accelerometer, geo-location, in-app payments and more
•	Application notifications, which allow developers to bring events generated by AIR applications immediately to the user’s attention, even if the application is running in the background
•	Seamless communication between AIR apps on the BlackBerry PlayBook, allowing the creation of “Super App” experiences
•
Extending Adobe AIR applications to use native C++ extensions, providing developers with the ability to write part of their application in the BlackBerry Tablet OS's native code (subject to availability of the upcoming BlackBerry Tablet OS native SDK)

•	Porting existing Adobe AIR applications quickly and easily to the BlackBerry PlayBook

What Developers are Saying about Building Flash/AIR Apps for BlackBerry PlayBook
Several BlackBerry® Alliance members are already working with the BlackBerry Tablet OS SDK for Adobe AIR as part of an early access program.

“eUnity enables health care professionals to access and manipulate full quality medical images from a Flash-enabled web browser,” said Steve Rankin, President and CEO of Client Outlook. “Bringing our application to the tablet form factor for the first time was incredibly fast and easy using the BlackBerry Tablet OS SDK for Adobe AIR. In fact we had eUnity running on the BlackBerry PlayBook in less than 2 hours! We are excited about the opportunity to access our innovative server technology through the power of Flash to provide our healthcare clientele with the ability to dynamically interact with diagnostic images that render amazingly fast, on an ultra portable device.”

“With help from Adobe's development tools we've been able to create an exceptional eReading application that will be pre-loaded on the BlackBerry PlayBook," said Dan Leibu, CTO of Kobo. "The SDK enabled us to achieve the right level of performance for the delivery of rich reading content and a world-class reading experience."

“Mobile and social technologies are the future of enterprise computing,” said Kendall Collins, chief marketing officer, salesforce.com. “The BlackBerry Tablet OS SDK for Adobe AIR will enable us to seamlessly deliver real-time collaboration with Chatter Mobile to business users around the world on the BlackBerry PlayBook”

“SAP customers want to free their SAP® applications from the confines of the desktop and truly mobilize their workforces,” said Nicholas Brown, senior vice president, Mobility Market Development, SAP AG.  “Analytic dashboards are a clear use case in which everyone from the C-level executive to line-of-business manager to sales rep can analyze and access information in real time.  The BlackBerry PlayBook SDK for Adobe AIR made it incredibly easy for us to build applications using Flash development tools– it took our developers just a couple of days to convert an existing SAP application into an AIR application for BlackBerry PlayBook. It looks impressive and most importantly is incredible easy to use on the new tablet.”

“The BlackBerry Tablet OS SDK for Adobe AIR, allowed us to create a highly engaging experience utilizing existing coding knowledge, which makes creating PlayBook applications extremely fast," said Brett Cortese, CEO, Universal Mind, Inc. "We simply dropped the SDK into Flash Builder and the controls were available and the ball was rolling."

Getting Started
Adobe AIR developers can start building their applications for BlackBerry PlayBook today and will be able to submit their AIR applications for BlackBerry PlayBook to BlackBerry App World™ later this year. The BlackBerry Tablet OS SDK for Adobe AIR and the BlackBerry PlayBook simulator are both currently available in beta and can be downloaded for free from www.blackberry.com/developers/tabletos.

Developers at Adobe MAX interested in learning about development opportunities for BlackBerry PlayBook can stop by RIM’s booth #107. Attendees can also join in on a series of RIM-hosted sessions at the show focused on how to start developing AIR applications and web content for the BlackBerry Tablet OS.

The first webcast of a five week series hosted by RIM and Adobe experts will start on November 4, 2010 and will provide developers the opportunity to learn more about creating Adobe AIR applications for the BlackBerry PlayBook tablet.  Developers interested in signing up for the webcast series can visit www.blackberry.com/developers/tabletos/webcasts.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

                                  Document 13

                                    October 27, 2010

RIM Introduces the New BlackBerry Bold 9780 Smartphone

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today introduced the BlackBerry® Bold™ 9780 smartphone – the newest addition to the BlackBerry Bold series of smartphones.  Featuring a premium and iconic design with an incredibly easy-to-use keyboard and optical trackpad, the BlackBerry Bold 9780 is elegantly styled and packed with advanced communications and multimedia features. It is also the first BlackBerry Bold smartphone to come with the new BlackBerry® 6 operating system.

"We are very excited to introduce the BlackBerry Bold 9780 featuring the new BlackBerry 6 operating system,” said Carlo Chiarello, Vice President, Product Management at Research In Motion. “This new model builds on the highly refined mobile experience that BlackBerry Bold users already know and love and delivers a wide range of enhancements including a rich new user interface, a fast and powerful WebKit-based browser, broadly improved communications and multimedia capabilities, an incredibly useful Universal Search feature and a high quality 5MP camera.”

The BlackBerry Bold 9780 is a compact and stylish smartphone that offers a compelling blend of features, performance and design. It supports 3G networks around the world, includes Wi-Fi® with support for carrier supported Wi-Fi calling (UMA where available) and GPS for location-based applications and geo-tagging. It comes with a 5 MP camera with a full complement of high-end features including continuous auto focus, scene modes, image stabilization, flash and video recording. The BlackBerry Bold 9780 also includes 512 MB Flash memory and an expandable memory card slot that supports up to 32 GB of additional storage.

BlackBerry 6 is a new operating system that retains the familiar and trusted features that distinguish the BlackBerry brand while delivering a fresh, approachable and engaging experience that’s powerful and easy to use. It integrates a new and rich WebKit-based browser that renders HTML web pages quickly and beautifully for a great browsing experience. The browser offers fluid navigation using the handset's optical trackpad, includes tabs for accessing multiple sites simultaneously and provides a zoom feature that can intelligently auto-wrap text in a column while maintaining the placement of a page's key elements for easier viewing.

Additional features of BlackBerry 6 include expanded messaging capabilities with intuitive features to simplify the management of social networking and RSS feeds (Social Feeds), and integrated access to BBM™ (BlackBerry® Messenger), Facebook®, Twitter™, MySpace™ and various instant messaging applications on the BlackBerry Bold 9780 smartphone. Its enhanced multimedia experience rivals the best in the industry and includes a dedicated YouTube app. It also features redesigned Music and Pictures applications and a new universal search feature that allows users to more effectively search for content on the smartphone as well as extend their search to the Internet or to discover applications on BlackBerry® App World™.

The BlackBerry Bold 9780 smartphone will be available from various carriers around the world beginning in November.  For more information, please visit www.blackberry.com/bold.

About Research In Motion (RIM)
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry, Research In Motion and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.  RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 02, 2010	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations